July 20, 2005

Confidential

John G. Harp
288 Juniper Springs
Henderson, NV 89052

Dear John:

It is my pleasure to confirm, subject to approval by the Board of Directors of MDU Resources Group, Inc. at its meeting scheduled for August 11, 2005, the terms of your employment as President and Chief Executive Officer of Utility Services, Inc. (USI). This is a regular, full-time position terminable at will by either party that includes the following elements:

-	Initial Base Salary: $250,000 annualized, paid bi-weekly.

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Executive Incentive: Participation in the USI Executive Incentive Plan (EICP) with an annual incentive target of 50 percent of base salary and a long-term incentive target of 75 percent of base salary; eligibility is effective with your start date and prorated for 2004.

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Extra Incentive: If during your employment USI achieves a net annual income of $12.5 million in 2007 or sooner, you will be eligible for an extra one-time cash bonus of $250,000. If during your employment USI achieves a net annual income of $18.6 million in 2008 or sooner, you will be eligible for an extra one-time cash bonus of $500,000. This latter one-time bonus will be in addition to the $250,000 extra one-time bonus that may be earned in 2007 or sooner.

-	Vacation: Four weeks each calendar year.

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Benefits: Eligible to participate in USI benefit plans, including pension, 401(k), medical, dental, life insurance, sick leave, long-term disability and flexible spending accounts. You will also be eligible for inclusion in the Company’s Supplemental Income Security Plan (SISP) at Level 62.

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Change of Control: You will be provided a Change of Control Employment Agreement in a form currently available to other key officers of MDU Resources Group, Inc. and its business units. This Agreement provides a three-year employment agreement in the event of a change of control of MDU Resources during which employment term you would receive a base salary not less than your highest salary within the last 12 months and a bonus not less than the highest bonus received during the last three years.  You would also receive a comparable termination package in the event your employment is terminated during that term.  See page 24 of the 2005 Proxy Statement for a more detailed description of the Agreement.

In your new role, you will be reporting to Terry and me. This employment position is available to you with the understanding that you will devote your full business time, energy, and ability exclusively to the business interests of USI, and you are free from any contractual obligations that would impede your ability to perform your duties for USI.

The Company regards the contents of this letter, including your salary, as confidential. If you need to discuss the details of this letter, please do so only with me.

If these employment terms are acceptable, please sign and date below and return this letter to me.

John, I am pleased you have joined our Company. You have already proven to be a valuable addition to the USI team and we feel confident our Company can provide you with the kind of challenges and growth opportunities you are seeking.

Sincerely,

/s/ MARTIN A. WHITE
Martin A. White

    I Agree to the terms of Employment as described above:

/s/ JOHN G. HARP
John G. Harp

Date: 7/20/05